                                                               EXHIBIT 12


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

                                                               SCANA CORPORATION
                                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                  For Each of the Five Years Ended December 31, 1994
                                               (Thousands of Dollars)



                                                                    Years Ended December 31,

                                                     1994        1993        1992        1991        1990
Fixed Charges as defined:
  Interest on long-term debt..................     $106,573    $ 96,916    $ 92,178    $ 87,854    $ 84,563
  Amortization of debt premium, discount and
   expense (net)..............................        2,230       1,779         874         835         681
  Other interest expense......................        6,749       8,672       8,819       7,649      10,552
  Interest component of rentals...............        2,717       2,853         929         897         951

      Total Fixed Charges (A).................     $118,269    $110,220    $102,800    $ 97,235    $ 96,747

Earnings, as defined:
  Income......................................     $121,407    $171,457    $124,140    $129,671    $188,514
  Income taxes................................       62,488      90,714      60,291      68,687     108,202
  Total fixed charges above...................      118,269     110,220     102,800      97,235      96,747

      Total Earnings (B)......................     $302,164    $372,391    $287,231    $295,593    $393,463

Ratio of Earnings to fixed charges (B/A)......         2.55        3.38        2.79        3.04        4.07


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